Exhibit (a)(5)(i)

Blackbaud, Inc. Announces Self Tender Offer for
Up To 2,620,690 Shares of Its Common Stock

Charleston, S.C. (May 31, 2005) - Blackbaud, Inc. (Nasdaq: BLKB), the leading provider of software and related services designed specifically for nonprofit organizations, announced today that its Board of Directors has authorized a self tender offer to purchase up to 2,620,690 common shares, or approximately 6% of its outstanding common shares as of May 31, 2005, through a fixed-price tender offer at a price of $14.50 per share in cash.

Blackbaud expects to file offering materials with the Securities and Exchange Commission and to commence its offer on or about June 3, 2005. The offer will subsequently remain open for 20 business days, unless extended by Blackbaud.

The closing price for Blackbaud’s common stock on the Nasdaq exchange on May 31, 2005, the last day of trading prior to the announcement of the tender offer, was $13.76 per share.

Robert J. Sywolski, President and Chief Executive Officer of Blackbaud, said, “The strength of Blackbaud’s cash flow generation capabilities has been established over a long period of time. We believe that this tender offer is consistent with our goal of maximizing long-term stockholder value. This tender offer will allow us to return a portion of our excess cash to stockholders who elect to participate and provide stockholders with an opportunity to obtain liquidity with respect to those shares.”

In connection with the announcement of the tender offer, Blackbaud announced that it would not purchase any more shares pursuant to the $35 million stock repurchase program approved by its Board of Directors in February 2005.

Blackbaud’s majority stockholder, Hellman & Friedman Capital Partners III, L.P., as well as its affiliates H&F Orchard Partners III, L.P. and H&F International Partners III, L.P. (collectively “H&F”), have also advised Blackbaud that they intend to tender approximately 24,000,000 shares in the tender offer in order to ensure pro rata participation in the tender offer. Additionally, H&F has informed Blackbaud that prior to June 3, 2005 it will effect a distribution of 5,000,000 shares of Blackbaud’s common stock held by them to their investors. Some of these investors may tender some or all of the distributed shares in this offer. Based on the expectation that H&F will tender all of its shares and after giving effect to the proposed self tender offer and H&F’s stock distribution, H&F will own between 53% and 56% of Blackbaud’s stock outstanding, depending on the actual number of shares tendered by Blackbaud’s stockholders.

The offer is not conditioned on any minimum number of shares being tendered. However, the offer is subject to a number of specific terms and conditions, which are detailed in the Offer to Purchase and related Letter of Transmittal being mailed to stockholders. J.P. Morgan Securities, Inc. is acting as dealer manager for the tender offer.

Additional Information and Where to Find It

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF BLACKBAUD’S COMMON STOCK.

In connection with the self tender offer, Blackbaud expects to file with the SEC an Offer to Purchase and related materials as part of a Schedule TO. These materials will contain important information. Investors and security holders are advised to carefully review these documents and related materials when they become available.

Investors and security holders may obtain a free copy of the Offer to Purchase and other documents filed by Blackbaud with the Commission at the Commission’s web site, www.sec.gov. Copies of the Offer to Purchase, as well as Blackbaud’s related filings made with the Commission, may also be obtained Blackbaud’s Investor Relations Department at (866) 900-2552.

About Blackbaud, Inc.

Blackbaud is the leading global provider of software and related services designed specifically for nonprofit organizations. Approximately 13,000 organizations — including the American Red Cross, Bowdoin College, the Chesapeake Bay Foundation, the Crohn’s & Colitis Foundation of America, the Detroit Zoological Society, Episcopal High School, Help the Aged, the New York Philharmonic and United Way of America — use Blackbaud products and consulting services for fundraising, financial management, business intelligence and school administration. Blackbaud’s solutions include The Raiser’s Edge®, The Financial Edge™, The Education Edge™, The Patron Edge™, Blackbaud NetCommunity™, The Information Edge™, WealthPoint™ and ProspectPoint™, as well as a wide range of consulting and educational services. Founded in 1981, Blackbaud is headquartered in Charleston, South Carolina, and has operations in Toronto, Ontario, Glasgow, Scotland, and Sydney, Australia.

Blackbaud, the Blackbaud logo, The Raiser’s Edge, The Financial Edge, The Education Edge, The Patron Edge, Blackbaud NetCommunity, The Information Edge, WealthPoint and ProspectPoint are trademarks or registered trademarks of Blackbaud, Inc.

Forward-looking statements

Except for historical information, all of the statements, expectations, and assumptions contained in this news release are forward-looking statements that involve a number of risks and uncertainties. Although Blackbaud attempts to be accurate in making these forward-looking statements, it is possible that future circumstances might differ from the assumptions on which such statements are based. In addition, other important factors that could cause results to differ materially include the following: risk associated with successful implementation of multiple integrated software products; lengthy sales and implementation cycles, particularly in larger organizations; uncertainty regarding increased business and renewals from existing customers; continued success in sales growth; adoption of our products and services by nonprofits; risks related to our dividend and stock repurchase program, including potential limitations on our ability to grow and the possibility that we might discontinue payment of dividends; risk associated with product concentration; economic conditions and seasonality; competition; risks associated with management of growth; risks associated with acquisitions; technological changes that make our products and services less competitive; the ability to attract and retain key personnel; and the other risk factors set forth from time to time in the SEC filings for Blackbaud, copies of which are available free of charge upon request from Blackbaud’s investor relations department.